UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.
c/o Ronin Capital, LLC
230 South LaSalle Street
Suite 400
Chicago, IL  60604

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0	13D	13D Page 2 of 4 Pages
1.	Names of Reporting Person. John S. Stafford, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 636,827
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 636,827
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05453N-10-0	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D dated May 1, 2009 (the “Schedule 13D”), filed on behalf of John S. Stafford, Jr., (the “Reporting Person”) relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

1.           Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Person is the beneficial owner of an aggregate of 636,827 shares of Common Stock, such shares were purchased by the Reporting Person for an aggregate consideration of $4,203,058.20*.  The Reporting Person’s personal funds are the source of such consideration.

* The Reporting Person’s ownership includes shares held as a long-term investment and shares purchased over a number of years.  The aggregate consideration reflects the Reporting Person’s current basis for filed income tax purposes.”

2.           The first paragraph of Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Person acquired the above reported shares of the Common Stock based on his belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Person’s ordinary course of business.”

3.           Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

 “(a)           In the aggregate, the Reporting Person beneficially owns, as of August 4, 2010, 636,827 shares of the Issuer’s Common Stock, representing approximately 3.2% of such class of securities.  This percentage of beneficial ownership is based on a total of 20,039,145 shares of the Common Stock outstanding as of September 15, 2010, as reported in the most recent preliminary proxy statement of the Issuer on Schedule 14A, filed on September 24, 2010. All of the shares of the Issuer's Common Stock beneficially owned by the Reporting Person are held of record by John S. Stafford, Jr. 2009 Irrevocable Trust, dated February 17, 2009.

(b)           The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 636,827 shares of the Issuer’s Common Stock.

(c)           On August 4, 2010, the Reporting Person transferred 3,395,025 shares of the Issuer’s Common Stock to his wife, Susan Yang Stafford, as a gift.  The Reporting Person disclaims beneficial ownership in the shares of the Issuer’s Common Stock held by Susan Yang Stafford.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 636,827 shares of the Common Stock reported hereby.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on August 4, 2010.”

4.           Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

 [signature page follows]

CUSIP No. 05453N-10-0	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 28, 2010

By:	/s/ John S. Stafford, Jr.
John S. Stafford, Jr.